Exhibit 99.1

Electra Announces Commitment for Strategic Investment from First Nation-Owned Three Fires Group

TORONTO--(BUSINESS WIRE)--June 26, 2023--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) announces that it has received a commitment for a strategic investment from the Three Fires Group Inc. (“Three Fires”) in support of advancing the Company’s battery materials park north of Toronto and accelerating its battery recycling strategy in North America. The Three Fires investment is expected to form part of a larger financing by Electra totaling up to $20 million. All amounts are in Canadian currency unless noted.

“Since announcing plans to form a battery recycling joint venture, we have had active discussions with Three Fires on how to best leverage our respective expertise and experiences to capitalize on the growing lithium-ion battery recycling market,” said Trent Mell, Electra’s CEO. “Following a successful black mass recycling trial at our battery materials park in Temiskaming Shores, the strategic investment by Three Fires will help us to prioritize our focus and accelerate development of a permanent 2,500 tonne per annum recycling refinery, resulting in near-term cash flow at a low capital intensity while we continue to advance the cobalt sulfate refinery.”

Mr. Mell added, “We see this strategic relationship as an opportunity to position Electra as a platform for greater participation by First Nations in the transition to a low-carbon economy, particularly relating to lithium-ion battery recycling. This would include participation at the board level and all levels of the organization, ensuring that Electra’s business strategy and ESG practices are aligned with the values and priorities of Canada’s First Nations.”

"We are excited for this opportunity as a strategic path forward in allaying our shareholder First Nation’s concerns around the rapidly growing EV battery manufacturing sector in southwestern Ontario,” said Phil Lee, CEO of Three Fires. "The region has announced billions of dollars of government and corporate investments in the past 10 months, but no announcements yet on how the critical end of life cycle portion of the value chain will be treated."

Mr. Lee added, “What we desperately need is a clear plan to recycle the estimated 30 tonnes per day of EV battery manufacturing waste that is expected to be generated on our traditional lands. The Ministry of the Environment, Conservation and Parks estimates that all existing landfill capacity in the province will be exhausted in the next nine to 12 years. We are confident that our joint venture with Electra will provide a turn-key solution that is mutually beneficial for Canada, the Province of Ontario, First Nations, and industry partners such as VW and LG-Stellantis. Our solution, which would cost approximately US$30 million to develop, includes the building of a primary recycling facility located in southern Ontario that will shred lithium-ion batteries, process battery scrap, and provide a steady supply of black mass to be refined by Electra at its refinery.”

The quantum and terms of Three Fires’ strategic investment is expected to be confirmed following review and approval from its shareholder First Nation and funding sources, and consultations with the federal and provincial governments.

It is expected that the investment will be facilitated by way of a non-brokered private placement (the “Placement”) of units (each, a “Unit”) of Electra at a price of $1.10 per Unit. Each Unit will consist of one common share of Electra issued at a price of $1.10 per share and one common share purchase warrant which may be exercised at a price of $1.74 per warrant over a 24-month period. Under the terms of the proposed strategic investment, Three Fires would purchase Units and Electra will grant Three Fires the right to nominate up to two members of Electra’s board of directors upon closing, and the right to participate in future equity offerings, including to maintain its pro rata percentage ownership in the Company.

Completion of the strategic investment is also subject to Electra securing additional financing of not less than $10 million. Electra and Three Fires are currently in discussions with various government and third-party stakeholders to secure at least $10 million of additional financing to advance Electra’s refinery project and battery recycling operations. In the event Electra satisfies this condition with the issuance of additional Units, Electra could issue up to a maximum of 17,241,379 Units in the Placement. Completion of the Placement remains subject to the approval of the TSX Venture Exchange, and Electra will provide further details regarding the Placement as soon as available.

Electra and Three Fires had previously announced plans to form a joint venture focused on the recycling of lithium-ion battery waste in Ontario supported by Electra’s propriety black mass processing capabilities that recover high value elements.

Under the joint venture, Electra and Three Fires will collaborate to source and process lithium-ion battery waste generated by manufacturers of current and future battery cells, electric vehicles, and energy storage systems. The waste will be processed at a primary recycling facility to be located in southern Ontario to produce black mass material that will be further refined using Electra’s proprietary hydrometallurgical process at its refinery complex north of Toronto to recover high value elements, including lithium, nickel, cobalt, copper, manganese, and graphite. In addition to the black mass, the primary recycling facility will recover aluminum, copper and plastics, which will also be recycled.

Electra previously released highlights of an internal desktop study that evaluated the potential economics of developing a standalone black mass process plant within its refinery complex capable of processing 2,500 tonnes of black mass material per annum. The Phase 1 facility could be scaled over time as the market for battery recycling expands. Additional details of Electra’s scoping study can be found in the Company’s news release issued on May 11, 2023.

The Company’s refinery complex is located in northern Ontario, where the electricity grid mostly runs on renewable energy sources, making Electra a low carbon emitter. Combined with its hydrometallurgical process, Electra’s recycling plant is estimated to be five times less carbon intensive than a comparable plant using a pyrometallurgical process in a jurisdiction with an electricity grid similar to China’s. Moreover, Electra's process generates less waste and enables the recovery of lithium and other by-products that pyrometallurgical processes cannot recover.

Several electric vehicle facilities are moving forward across the treaty areas of the Three Fires Confederacy in southwestern Ontario, including recent announcements by the Volkswagen Group, LG-Stellantis, Toyota and GM CAMI. In parallel, southwestern Ontario is seeing dozens of proposals for transmission grid connected battery energy storage systems. Research firm MarketsandMarkets estimates the lithium-ion battery recycling market to grow to $35.1 billion by 2031, from $6.5 billion in 2022.

About the Three Fires Group
The Three Fires Group is focused on generating wealth and prosperity from economic and infrastructure opportunities for current and future generations. Through its Climate Action Investment Policy, the Three Fires Group supports First Nation investments in non-fossil fuel, clean energy projects generally aligned with the government of Ontario's energy supply acquisition strategy, inclusive of "behind-the-meter" generation and storage.

The Three Fires Group provided technical and investment assistance for the recently announced Three Fires Nations-Ontario Southwestern Ontario Infrastructure and Economic Opportunities Table - a joint Crown-Indigenous effort to develop clean energy infrastructure in Southern Ontario, including investments to build Ontario's first large-scale electric vehicle battery manufacturing plants, five new regional transmission lines, and a forthcoming fleet of battery energy storage systems. For more information about the Three Fires Group, please visit: www.threefires.com.

About Electra Battery Materials
Electra is a processor of low-carbon, ethically-sourced battery materials. Currently commissioning North America’s only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding the potential for additional funding from the Federal government of Canada and the government of Ontario and the quantum and terms thereof, the expected use of proceeds of the Offering and the timing for receipt of any required regulatory approvals. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com and with on EDGAR at www.sec.gov. Other factors that could actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Joe Racanelli
Vice President, Investor Relations
info@ElectraBMC.com
1.416.900.3891

Reggie George
Executive Director, Special Projects and Partnerships, Three Fires Group
Reggie.george@threefires.com
1.226.349.5499